Jones Day

November 12, 2008

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and
August 2, 2008
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated October 30, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

We have included the text of the Staff’s comments preceding each of the Company’s responses.  Set forth below are the Company’s responses to the comments presented in your letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.         We note your response to our prior comment two regarding the inclusion of internet and catalog mail order sales for Macys.com and BBM (“on-line net sales”) in your comparable store sales calculation for all periods presented.  As noted in our prior comment, we continue to believe you should exclude on-line net sales from your comparable store sales performance because the impact is significant enough to warrant disclosure to investors.  Please provide us with your calculation of the impact on-line net sales have on your reported comparable store sales performance for all periods presented.  Please show us what your revised disclosure will look like for all periods presented.  Revise your disclosure accordingly in future filings to include the impact internet sales have on your calculation of comparable store sales performance for all periods presented.

Response:  The Company presents data regarding its comparable store sales performance in management’s discussion and analysis of financial condition and results of operations (“MD&A”) in its Form 10-K and Form 10-Q as supplemental information, in recognition that the purpose of MD&A is to provide readers with information necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations.  The Company believes that its presentation of comparable store sales is consistent with this purpose, and the related objective that MD&A provide a narrative explanation of the Company’s financial statements that enables investors to see the Company through the eyes of management.  As noted in the interpretive guidance regarding MD&A published by the Commission in 2003 (Release Nos. 33-8350 and 34-48960), “management has a unique perspective on its business that only it can present.”  In light of this guidance, the Company believes that the judgment of its management with regard to the nature of the information that is necessary to an understanding of the Company’s sales performance is entitled to substantial deference.

As discussed in the Form 10-K, the Company sells a wide range of merchandise, including men’s, women’s and children’s apparel and accessories, cosmetics, home furnishings and other consumer goods through strategic multi-channel operations, including store locations and Internet websites.  For purposes of analyzing the Company’s sales performance, the Company believes that there is no fundamental difference between in-store sales and Internet sales.  Consistent with this belief, the Company takes an integrated approach to generating sales from its Macy’s and Bloomingdale’s brands utilizing both in-store and Internet resources, together with integrated corporate and support functions.  For example:

•           Internet purchases can be returned at store locations.  This return method is preferred by customers over returning the merchandise through the mail, and results in a reduction of store location sales;

•           bridal couples complete bridal registries in stores while guests can make bridal registry purchases in stores or on the Internet;

•           customers perform product research on the Internet and proceed to the store to complete the purchase;

•           customers in the stores can find out-of-stock sizes or colors of merchandise and make such Internet purchases from the stores;

•           the store and Internet operations share the same advertising and promotional calendars;

•           the store locations buy and support major families of business that are sold at store locations and the Internet, including jewelry, cosmetics, fragrances and furniture; and

•           Internet sales are generated at the Company’s point-of-sales registers and at store kiosks.

The Company’s utilization of Internet resources is an important component of the Company’s overall, integrated merchandising, and marketing strategy.  However, the Company notes that its Internet sales constitute a relatively modest portion of its overall net sales (less than 3% in 2007), and that they are expected to continue to be a relatively small percentage of consolidated net sales for the foreseeable future.

For the reasons set forth above and in the Company’s prior responses, the Company continues to believe that its comparable store sales disclosures are sufficiently transparent and otherwise appropriate.

Data reflecting the impact that Internet and mail order net sales have had on the Company’s reported comparable store sales performance for recent periods are being provided to the Staff, on a supplemental and confidential basis, under separate cover.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies, page F-9

2.         We have read your response to our prior comment three relating to your compliance with the segment reporting requirements of SFAS 131.  You indicate in the response letter your disagreement with our conclusion that gross margins for the Company’s reporting units are “very different” and our suggestion that there are enough differences in economic characteristics to render disaggregated information.  It appears the reason you believe your reporting units qualify for aggregation into one reportable segment may relate to how your interpretation of the intent of and compliance with paragraph 17 is not consistent with our understanding.  Using the example provided in your response, it is our understanding that reporting units with gross margin rates within five percentage points of 40% represent a variance of approximately 12.5%.  Within this same context, we compared the annual gross margin data you provided us for the retail stores operated under the Macy’s brand with stores operated under the Bloomingdale’s brand and concluded these two brands did not qualify for aggregation due to dissimilar economic characteristics, using both historical and projected data.  Accordingly, we believe you should revise your segment reporting to disclose reportable segments including:  (1) Macy’s retail department stores; (2) Bloomingdale’s retail department stores; and (3) Other – internet and catalog mail order sales from Macys.com and Bloomingdale’s By Mail (“BBM”).  Please show us what your revised disclosure will look like for all periods presented.

Response:  As noted in Paragraph 74 of SFAS No. 131, the Financial Accounting Standards Board “recognizes that determining when two segments are sufficiently similar to justify aggregating them is difficult and subjective.”  Thus, it is not inconceivable that different persons might reasonably disagree as to whether aggregation is permitted under Paragraph 17 of SFAS No. 131 in a particular circumstance.  That said, the Company believes that the fundamental principle that permeates SFAS No. 131 and its guidance regarding segmentation is the desirability of enabling investors to see an enterprise “through the eyes of management” (see, e.g., Paragraph 60) and, accordingly, that management’s judgment as to whether the aggregation criteria set forth in Paragraph 17 have been satisfied should be accorded substantial deference.

The appropriateness of the Company’s approach to segmentation under SFAS No. 131 has previously been vetted with the Staff, through the comment letter process, on three separate occasions in 2001, 2002 and 2006.  On each of these prior occasions, the Staff accepted the appropriateness of the Company’s application of SFAS No. 131 to its circumstances.  As noted in its prior response to the Staff’s current comments, the Company believes there have been no material changes to the characteristics of the Company’s operating divisions since the Staff’s prior acceptances of the Company’s conclusions with respect to aggregation under SFAS No. 131.  In addition, the Company believes that its interpretation and application of Paragraph 17 of SFAS No. 131 is consistent with that of other retailers.

Fundamentally, the Company believes that its Macy’s-branded and Bloomingdale’s-branded operations have similar economic characteristics and essentially the same future prospects (see Paragraph 73).  In this regard, the Company has concluded that its Macy’s-branded and Bloomingdale’s-branded operations have had and are expected to continue to have “similar” long-term average gross margins.  In support of this conclusion, the Company is providing to the Staff, on a supplemental and confidential basis, under separate cover additional information regarding the difference between the gross margins of its Macy’s-branded operations, on the one hand, and its Bloomingdale’s-branded operations, on the other hand.

The Company believes that its current segment reporting is appropriate.  The Company further believes that under the principles underlying SFAS No. 131 its judgments as to the application to its circumstances of the criteria for aggregation under SFAS No. 131 are entitled to substantial deference.

Note 5.  Accounts Receivable, page F-21

3.         We note your response to our prior comment four relating to disclosure of the amount of income netted against selling, general and administrative expenses.  As noted in previous comments, we believe the income and expense activity under the Citibank Program Agreement is sufficiently similar to warrant you complying with the disclosure requirements of SAB Topic 8:B.  Please revise your disclosures accordingly for each period presented, or disclose in the notes the amount of program agreement income netted against selling, general and administrative expenses for each year presented.

Response:  In future filings, the Company proposes to add additional disclosure to address the Staff’s comment.  The proposed disclosure is being provided to the Staff, on a supplemental and confidential basis, under separate cover.

4.         We note your response to our prior comment five relating to the servicing assets under the Citibank Program Agreement.  Please expand your disclosure to clarify that you have not recorded a servicing asset or liability because you receive adequate compensation as set forth in your response.

Response:  Please see the Company’s response to comment 3.

Form 10-Q, for the quarter ended August 2, 2008

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

Note 4. Asset Impairment Charges

5.         We note your responses to our prior comments six and seven regarding your independent valuation of certain reporting units and certain intangible assets as of May 31, 2008.  As support for your gross margin assumptions you state the first year of the business plan was built up by merchandise category, projecting the major components of margin, such as markup, markdowns and shortage and comparing the resulting margin to the prior year.  Please provide more specific information to support and illustrate how you expect to achieve the gross margins in your valuation.  Further, please provide more specific support for your operating expense ratio assumptions.

Response:  The Company interprets the Staff’s comment as referring to the Company’s expectations and assumptions as of May 31, 2008, which were necessarily based on facts and circumstances then existing and information then available to management.

The gross margin and operating expense ratio assumptions utilized in the May 31, 2008 valuation were taken from the Company’s three-year business plan.  This business plan was prepared by the Company’s management in the ordinary course of business, was reviewed by the Company’s Board of Directors in March of 2008, and established the Company’s objectives for purposes of both the management and oversight of the Company’s operations and the incentive compensation opportunities made available to the Company’s senior management.  At the time of the May 31, 2008 valuation, the Company’s year-to-date results were generally tracking those envisioned by the business plan and, while the highly significant holiday season remained some time away, the Company remained optimistic that the results envisioned by the business plan would be achieved because, among other things, the Company’s recent initiatives were having a positive impact on the Company’s operating performance.

At all times relevant to the Company’s business plan, the Company has continued to focus on four key priorities for improving its business over the longer term: (i) differentiating and editing merchandise assortments; (ii) simplifying pricing; (iii) improving the overall shopping experience; and (iv) communicating better with customers through more brand focused and effective marketing.

In February 2008, the Company announced a new initiative to strengthen local market focus and enhance selling service expected to enable the Company to both accelerate same-store sales growth and reduce expense.  The localization initiative, called “My Macy’s,” was developed with the goal to accelerate sales growth in existing locations by ensuring that core customers surrounding each Macy’s store find merchandise assortments, size ranges, marketing programs and shopping experiences that are custom-tailored to their needs.  To maximize the results from My Macy’s, the Company is taking action in certain markets that will: concentrate more management talent in local markets, effectively reducing the “span of control” over local stores; create new positions in the field to work with division central planning and buying executives in helping to understand and act on the merchandise needs of local customers; and empower locally based executives to make more and better decisions.  This should have a positive impact on both sales and on gross margin.  In combination with the localization initiative, the Company consolidated the Minneapolis-based Macy’s North organization into New York-based Macy’s East, the St. Louis-based Macy’s Midwest organization into Atlanta-based Macy’s South and the Seattle-based Macy’s Northwest organization into San Francisco-based Macy’s West.  The savings from the division consolidation process, net of the amount invested in the localization initiative and increased store staffing levels, are expected to reduce selling, general and administrative expenses by approximately $100 million per year, beginning in 2009.

6.         We note your response to our prior comment seven that you are deferring an update to your valuation analysis as of May 31, 2008 to prior to the end of your third fiscal quarter.  We also note your common stock was trading at approximately $18 per share at the end of your second fiscal quarter ended August 2, 2008, which equates to a market capitalization of about $7.6 billion and you have recorded goodwill of $9.1 billion.  Further we note your common stock has recently been trading in the range of $9 to $11 per share compared to the $21 to $22 share price range during January 2008 used in the valuation analysis as of May 31, 2008.  Given the further deterioration of an unfavorable business climate and the continuing decline in retail sales, please provide us with a copy of your updated sensitivity analysis of the May 31, 2008 valuation you expect to prepare prior to the end of your third quarter in 2008.  Please also provide us with more robust discussion of the basis for each of your major assumptions relating to revenue growth, operating ratios, and annual gross margin percent for each operating division by year of projection.  We may have further comments upon our review of your response.

Response:  The additional information requested by the Staff is being provided to the Staff, on a supplemental and confidential basis, under separate cover.

*    *    *    *

The Company hereby acknowledges that:

•          The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded fully to the Staff’s comments, and thanks the Staff for its attention to these matters.  To the extent that the Staff considers any of its comments to remain unresolved at this juncture, the Company would suggest that a telephone conference be convened with a view to reaching closure.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Karen M. Hoguet, Macy’s, Inc.
            Dennis J. Broderick, Macy’s, Inc.
            Linda J. Balicki, Macy’s, Inc.
            Joel A. Belsky, Macy’s, Inc.